

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2023

Wei Li
Chief Executive Officer
DongFang City Holding Group Company Limited
Level 15, Tower 2
Etiqa Twins Tower, No. 11
Jalan Pinang , Kuala Lumpur
50450

> **Re: DongFang City Holding Group Company Limited**
> **Form 10-K for the Fiscal Year Ended October 31, 2021**
> **Response dated March 16, 2023**
> **File No. 000-56120**

Dear Wei Li:

We have reviewed your March 16, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 2, 2023 letter.

Response dated March 16, 2023

Item 1. Business, page 1

1. We note your response to comment 2. Please expand your disclosure to to address the legal and operational risks associated with Mr. Wei Li's significant ties with China, even if he is not based there. Additionally, please revise to disclose whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company.

2. We note your response to comment 3. Please expand your disclosure in the forepart of the business section to discuss the risks that Mr. Wei Li having significant ties with China

poses to investors. Additionally, please expand your risk factor disclosure in response to comment 3 to discuss, if applicable, the risk that the Chinese government may intervene or influence your operations at any time.

3.   We note your response to comment 5. Please revise your disclosure to include in the forepart of the business section a separate section on enforcement of liabilities addressing the ability of shareholders to enforce their legal rights under United States securities laws. Please clearly identify those officers and directors who are located outside of the United States, and address the ability of shareholders to enforce their legal rights under United States securities laws against these officers and directors. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in Malaysia, lack of reciprocity and treaties, and cost and time constraints.

General

4.   We note from your response to prior comment 11 that you dismissed your independent registered public accounting firm, YCM CPA Inc. Please tell us your consideration for filing Item 4.01 in Form 8-K to report this event that addresses all of the disclosure requirements under that Item including providing the information required by Item 304 of Regulation S-K.

 You may contact Isaac Esquivel at (202) 551-3395 or Shannon Menjivar at (202) 551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at (202) 551-6614 or Jeffrey Gabor at (202) 551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction